Exhibit 99.1

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2025	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	288,545	659,320
Account receivable, net	9,998,694	13,237,577
Due from related parties	-	783,206
Deferred listing cost	-	1,928,701
Deposits and other receivable	2,811,337	473,897
Total current assets	13,098,576	17,082,701

Non-current assets:
Property, plant and equipment	6,432	33,322
Right-of-use assets - operating leases	530,590	1,009,259
Right-of-use assets - finance lease	137,736	154,953
Deferred tax assets	172,617	172,617
Total non-current assets	847,375	1,370,151

TOTAL ASSETS	13,945,951	18,452,852

Liabilities
Current liabilities:
Bank overdraft	481,276	591,207
Bank loans – current	-	897,435
Accounts payable	4,015,675	6,546,974
Accruals and other current liabilities	75,216	165,577
Operating lease liabilities – current	195,242	594,589
Finance lease liabilities – current	32,364	34,731
Loan payable – related party	177,905	2,430,691
Due to related parties	363,964	-
Income tax payables	437,995	462,563
Total current liabilities	5,779,638	11,723,767

Non-current liabilities
Operating lease liabilities – non-current	315,083	394,392
Finance lease liabilities – non-current	109,302	125,721
Total non-current liabilities	424,385	520,113

TOTAL LIABILITIES	6,204,023	12,243,880

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, no par value, 100,000,000 shares authorized; and 21,500,000 and 20,000,000 shares issued and outstanding at March 31, 2025 and September 30, 2024 respectively	-	-
Additional paid-in capital	3,552,876	153,647
Retained earnings	4,189,051	6,055,325
Total shareholders’ equity	7,741,928	6,208,972
TOTAL LIABILITIES AND EQUITY	13,945,951	18,452,852

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended March 31,
	2025	2024
	US$	US$

Revenues	21,389,809	25,285,439
Cost of revenues	(20,606,704)	(22,812,668)
Gross profit	783,105	2,472,771

Operating expenses
General and administrative expenses	(2,613,863)	(1,808,383)
Total operating expenses	(2,613,863)	(1,808,383)
(Loss) Income from operations	(1,830,758)	664,388

Other income	6,792	781
Interest expense, net	(42,308)	(56,490)
Total other expenses, net	(35,516)	(55,709)

(Loss) Income before income tax expenses	(1,866,274)	608,679
Income tax expenses	-	(81,397)
Net (loss) income	(1,866,274)	527,282

Total comprehensive (loss) income	(1,866,274)	527,282

Net (Loss) Income per share attributable to ordinary shareholders
Basic and diluted	(0.09)	0.03

Weighted average number of ordinary shares used in computing net (loss) income per share	20,857,458	20,000,000

F-2

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Retained	Total Stockholders’
	Number of	Amount	capital	earnings	Equity
	Shares	US$	US$	US$	US$
Balance as of October 1, 2023	20,000,000	-	153,647	5,834,682	5,988,329
Net income	-	-	-	527,282	527,282
Balance as of March 31, 2024	20,000,000	-	153,647	6,361,964	6,515,611

Balance as of October 1, 2024	20,000,000	-	153,647	6,055,325	6,208,972
Proceeds from initial public offering, net	1,500,000	-	3,399,230	-	3,399,230

Net loss	-	-	-	(1,866,274)	(1,866,274)
Balance as of March 31, 2025	21,500,000	-	3,552,877	4,189,051	7,741,928

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the six months ended March 31, 2025 and 2024 (Unaudited)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

New Century Logistics (BVI) Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”). The Company conducts its primary operations of provision of freight forwarding and ancillary logistics services in Hong Kong through its direct and indirect wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely New Century Logistics Company Limited, NCEW Investment Consultants Limited (formerly known as GLF Cargo Services Limited), Win-Tec Transportation Company Limited, NCL USA Development Company Limited, and Sky Prime Film Production Limited.

On December 18, 2024, the Company closed its initial public offering (the “IPO”) of 1,500,000 ordinary shares (the “Ordinary Shares”) at a public offering of US$4.00 per ordinary share. The ordinary shares commenced trading on the Nasdaq Capital Market on December 18, 2024 under the ticker symbol “NCEW”. The Company received aggregate proceeds of US$6.0 million from this Offering, before deducting underwriting discounts and other related expenses.

2. REVENUE

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the six months ended March 31, 2025 and 2024, respectively, are as follow:

	Six months ended March 31,
	2025	2024
	US$	US$
Air freight forwarding services	19,866,645	23,744,457
Ocean freight forwarding services	411,085	222,287
Other services	1,112,079	1,318,695

Total	21,389,809	25,285,439

Timing of revenue recognition:
Services transferred over time	20,277,730	24,372,451
Services transferred at a point in time	1,112,079	912,988

Total	21,389,809	25,285,439

3. INCOME TAXES

Pursuant to the current rules and regulations, BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2 million and 16.5% for any assessable profits in excess of HKD2 million.

4. OTHER INCOME

	For the six months ended March 31,
	2025	2024
	US$	US$
Interest income	425	350
Exchange gain	411	-
Miscellaneous income	5,956	431

	6,792	781

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5. GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our general and administrative expenses for the six months ended March 31, 2025 and 2024:

	For the six months ended March 31,
	2025	2024
	US$	US$
Professional expense	594,788	135,471
Depreciation expense	26,890	218,460
Payroll expense	1,218,928	1,057,751
Staff welfare	39,306	5,561
Insurance expense	37,049	6,589
Auditor’s remuneration	250,096	234,000
Electricity & water	8,057	8,096
Motor expense	49,726	29,944
Sundry expenses	109,405	25,322
Travel expenses and entertainment	219,218	29,234
Bank charges	11,269	8,396
Reversal of expected credit loss	(86,285)	(35,838)
Office expense	62,360	43,703
Computer accessories	38,414	36,008
Repairs and maintenance	10,134	3,699
Exchange difference	24,508	1,987

	2,613,863	1,808,383

6. DIVIDENDS

No dividend was approved and declared during the six months ended March 31, 2025 and 2024.

7. SUBSEQUENT EVENTS

No other matter or circumstance has arisen up through the date that these unaudited condensed consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

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